July 31, 2007

VIA FACSIMILE AND FEDERAL EXPRESS

Mr. Ronald Winfrey

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 7010

Washington, D.C.  20549-7010

        Re:    Southwestern Energy Company

                        Form 10-K for Fiscal Year Ended December 31, 2006

                        Filed March 1, 2007

                        Form 10-Q for Fiscal Quarter Ended March 31, 2007

                        Filed May 1, 2007

                        Response Letter Dated June 6, 2007

                        File No. 1-8246

Dear Mr. Winfrey:

Reference is made to the letter dated July 24, 2007 (the “Comment Letter”) to Greg D. Kerley, Chief Financial Officer of Southwestern Energy Company (the “Company”), which was received by the Company on July 30, 2007.  This letter responds to the further comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”), Form 10-Q for Fiscal Quarter Ended March 31, 2007 and the Company’s response letter dated June 6, 2007 addressing comments contained in the letter from the Staff dated May 23, 2007.  Reference is also made to the Company’s response letters dated July 25, 2007, one of which requested confidential treatment pursuant to Rule 83 (17 C.F.R. 2000.83), addressing comments contained in a letter from the Staff dated July 19, 2007 and raised in a teleconference with the Staff held on July 23, 2007.  The letter requesting such confidential treatment is referred to herein as the “July 25th Confidential Response Letter” and the other letter is referred to as the “July 25th Response Letter”.  For your convenience, each of the Staff’s comments in the Comment Letter is reprinted in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exploration and Production, page 6

1.

Per our July 23, 2007 teleconference, please expand your response to our comment 12(d) in our May 23, 2007 letter to explain the drainage area(s) you have assigned to your Fayetteville shale horizontal well proved undeveloped locations that are

Securities and Exchange Commission
July 31, 2007

collinear extensions of existing productive horizontal wells. Note that Rule 4-l0(a)(4) of Regulation S-X provides that “Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.”

On our website, the staff has stated “Generally, proved undeveloped reserves can be claimed only for legal and technically justified drainage areas offsetting an existing productive well (but structurally no lower than LKH).” Address the methodology you used to determine the technically justified drainage area, e.g. 80 acres, for these wells. Include discussion/justification for your assumption that the shale reservoir is productive for the entire length -- 2,300’ on the average -- of the lateral portion of the existing horizontal wells and the offsetting PUD locations.

In a separate letter to be addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment pursuant to Rule 83 (17 C.F.R. 2000.83), the Company is providing information to supplement the information provided by the Company in the July 25th Confidential Response Letter.

Risk Factors, page 23

Although our estimated natural gas arid oil reserve data is independently audited, our estimates may still prove to he inaccurate., page 24

2.

Please expand the description of the petroleum engineering audit process performed by your third party engineer to include: the data items that were necessary for the estimates, but were accepted by your third party engineer without further confirmation; the portion of your proved reserves and your proved undeveloped reserves that were included in the engineering audit; and the methodology used to determine the properties to be included.

In response to the Staff’s comment, the Company has consulted with its third party engineer, Netherland, Sewell & Associates, Inc. (“NSAI”) regarding the methodology used by them to determine the properties included in their audit and the portion of the Company’s proved undeveloped reserves that were included in their audit for the year-ended December 31, 2007.  Based on NSAI’s responses, the Company will further revise the revisions to the 2006 Form 10-K contained in the July 25th Response Letter to provide the requested additional information as set forth in Exhibit A hereto.

*   *   *

Securities and Exchange Commission
July 31, 2007

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

·

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (281) 618-4859 if you have any questions regarding the foregoing or the enclosures.

Very truly yours,

/s/ TRECIA M. CANTY

Trecia M. Canty

Assistant Secretary & Senior Attorney

cc:

H. Roger Schwall

            Ronald Winfrey

            Securities and Exchange Commission

            Greg D. Kerley

Executive Vice President and Chief

         Financial Officer

            Richard F. Lane

Executive Vice President

President, Southwestern Energy Production Company and

SEECO, Inc.

         Mark K. Boling

Executive Vice President and

General Counsel

Enclosure